December 20, 1996



                   WASTE RECOVERY CLOSES DEAL WITH NIPSCO FOR
                    REMAINING INTEREST IN WR-ILLINOIS PLANTS

DALLAS, December 20 -- Waste Recovery, Inc. (OTC: WRII), the largest processor of scrap tires and producer of tire derived fuel (TDF) in the U.S., announced today that it has concluded the previously announced acquisition with NIPSCO Industries, Inc. (NYSE: NI), the holding company for Northern Indiana Public Service Company, to acquire NIPSCOs 55% interest in WR-Illinois. In return for its interest, NIPSCO will receive 1.1 million shares of WRI common stock.

WR-Illinois was initially a partnership between WRI and NIPSCO operating two TDF processing facilities in Illinois, one in Dupo, which is located outside of St. Louis, and the other at Marseilles, located approximately 35 miles south of Chicago. The two plants have a combined capacity to process 15 million tires per year into TDF. As previously announced, the partnership has contracted to supply Illinois Power Company with 60,000 tons of TDF per year (approximately 7.5 million tires).

This transaction is a significant step forward for WRI, said Thomas L. Earnshaw, President and CEO of WRI. It will more than double our economic interest in the Illinois operation and it will add a valuable new partner to Waste Recovery on a corporate level.

Waste Recovery recently announced that it had signed an agreement with Wisconsin Power & Light Company, a subsidiary of WPL Holdings, Inc. (NYSE: WPH), to supply the electric utility with TDF for a period of one year beginning in January 1997. Under terms of the agreement, WRI will deliver a minimum of 19,500 tons of TDF, or the equivalent of approximately 2.5 million tires. Mr. Earnshaw added that in the past, partially processed scrap tires were shipped to its southern Illinois facility in Dupo for final processing before shipment to Illinois Power. Now by shipping TDF directly out of Marseilles, operating margins are expected to improve due to the elimination of the transportation cost to Dupo.

Contact:          Thomas L. Earnshaw                          Thomas M. Ennis
                  Chief Executive Officer                     Vice President
                  Waste Recovery, Inc.                        Cameron Associates
                  (214) 741-3865                              (212) 644-9560